UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 Under the Securities Exchange Act of 1934
(Amendment No.__ )*

Safety Shot, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

48208F105

(CUSIP Number)

April 8, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 48208F105		Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
Core 4 Capital Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,494,657

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,494,657

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,494,657

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
This percentage is based on a total of 51,589,941 shares of the Issuer’s Common Stock, par value $0.001 per share (“Common Stock”), which consist of (i) 49,220,273 shares of Common Stock outstanding as of March 28, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2024, plus (ii) 2,369,668 shares of Common Stock issued pursuant to that certain Securities Purchase Agreement, dated as of April 4, 2024, by and between the Issuer and Core 4 Capital Corp.

SCHEDULE 13G
CUSIP No. 48208F105		Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
Stephen Joel Schur

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,494,657(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,494,657(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,494,657(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents shares held directly by Core 4 Capital Corp.  Stephen Joel Schur is the Chairman and President of Core 4 Capital Corp., and as such, Stephen Joel Schur may be deemed to have voting and investment power over such shares held by Core 4 Capital Corp.  Stephen Joel Schur disclaims beneficial ownership of such securities except to the extent of his indirect pecuniary interest therein, if any, and this report shall not be deemed an admission that he is the beneficial owner of such securities for any purposes.

(2)
This percentage is based on a total of 51,589,941 shares of Common Stock, which consist of (i) 49,220,273 shares of Common Stock outstanding as of March 28, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 1, 2024, plus (ii) 2,369,668 shares of Common Stock issued pursuant to that certain Securities Purchase Agreement, dated as of April 4, 2024, by and between the Issuer and Core 4 Capital Corp.

SCHEDULE 13G
CUSIP No. 48208F105		Page 4 of 8 Pages
Item 1.
(a)	Name of Issuer:
Safety Shot, Inc.

(b)	Address of Issuer’s principal executive offices:
1061 E. Indiantown Rd., Ste. 110
Jupiter, Florida 33477

Item 2.
(a)	Name of persons filing:
This Schedule 13G (this “13G”) is being filed jointly by Core 4 Capital Corp., a New York corporation (“Core 4 Capital”), and Stephen Joel Schur, an individual (together with Core 4 Capital, the “Reporting Persons”).

The securities reported in this 13G are held directly by Core 4 Capital Corp. Stephen Joel Schur is the Chairman and President of Core 4 Capital Corp., and as such, Stephen Joel Schur may be deemed to have voting and investment power over such securities held by Core 4 Capital Corp.  Stephen Joel Schur disclaims beneficial ownership of such securities for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except to the extent of his indirect pecuniary interest therein, if any, and this 13G shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purposes.

The Reporting Persons have previously entered into a Joint Filing Agreement, dated April 17, 2024, which is attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file jointly this 13G and any subsequent amendments hereto in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

(b)	Address or principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is 399 Knollwood Rd., Suite 203, White Plains, New York 10603.

(c)	Citizenship:
Core 4 Capital is a New York corporation.

Stephen Joel Schur is a citizen of the United States of America.

(d)	Title of class of securities:
Common Stock, par value $0.001 per share

(e)	CUSIP No.:
48208F105

SCHEDULE 13G
CUSIP No. 48208F105		Page 5 of 8 Pages
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: For Core 4 Capital For Stephen Joel Schur	3,494,657 3,494,657
(b)	Percent of class: For Core 4 Capital For Stephen Joel Schur	6.8 6.8	% %
(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote: For Core 4 Capital For Stephen Joel Schur	0 0
	(ii) Shared power to vote or to direct the vote: For Core 4 Capital For Stephen Joel Schur	3,494,657 3,494,657
	(iii) Sole power to dispose or to direct the disposition of: For Core 4 Capital For Stephen Joel Schur	0 0
	(iv) Shared power to dispose or to direct the disposition of: For Core 4 Capital For Stephen Joel Schur	3,494,657 3,494,657

The percent of class is based on a total of 51,589,941 shares of Common Stock, which consist of (i) 49,220,273 shares of Common Stock outstanding as of March 28, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 1, 2024, plus (ii) 2,369,668 shares of Common Stock issued pursuant to that certain Securities Purchase Agreement, dated as of April 4, 2024, by and between the Issuer and Core 4 Capital.

SCHEDULE 13G
CUSIP No. 48208F105		Page 6 of 8 Pages
Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP No. 48208F105		Page 7 of 8 Pages
SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2024	Core 4 Capital Corp.

	By:	/s/ Stephen Joel Schur
Name: Stephen Joel Schur
Title: President

/s/ Stephen Joel Schur
STEPHEN JOEL SCHUR

SCHEDULE 13G
CUSIP No. 48208F105		Page 8 of 8 Pages
Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated April 17, 2024 by and between the Reporting Persons